OMB APPROVAL
OMB Number: 3235-0167
Expires: November 30, 2010
Estimated average burden hours per response.....1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52130

Typhoon Touch Technologies, Inc.
(Exact name of registrant as specified in its charter)

1700-7th Ave., Suite 2100, PMB 134, Seattle, WA 98101 206-407-2538
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	___
Rule 12h-3(b)(1)(i)	___
Rule 12h-3(b)(1)(ii)	___
Rule 15d-6	___

Approximate number of holders of record as of the certification or notice date: 32

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 21, 2008

        /s/ Raymond P. Tellini
BY: _____________________________________________
        Raymond P. Tellini, President

 Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.